SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.)*

Meritor, Inc.
(Name of Issuer)

Common Stock, $1.00 par value
(Title of Class of Securities)

59001K100
(CUSIP Number)

Marc Weingarten and David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 5, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 28 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59001K100	SCHEDULE 13D	Page 2 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Master Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,293,687 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,293,687 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,293,687 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 3 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,293,687 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,293,687 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,293,687 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 4 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,293,687 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,293,687 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,293,687 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 5 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Offshore Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,293,687 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,293,687 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,293,687 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 3.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 6 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 515,948 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 515,948 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 515,948 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 7 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 515,948 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 515,948 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 515,948 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 59001K100	SCHEDULE 13D	Page 8 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Merger Arbitrage and Equity Event Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 515,948 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 515,948 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 515,948 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 9 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 170,483 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 170,483 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 170,483 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 10 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Intermediate Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 170,483 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 170,483 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 170,483 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 59001K100	SCHEDULE 13D	Page 11 of 28 Pages

1	NAME OF REPORTING PERSONS Castlerigg Global Equity Special Event Master Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 170,483 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 170,483 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 170,483 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 12 of 28 Pages

1	NAME OF REPORTING PERSONS Merrill Lynch Investment Solutions SICAV (on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,023,082 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,023,082 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,023,082 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 59001K100	SCHEDULE 13D	Page 13 of 28 Pages

1	NAME OF REPORTING PERSONS Sandell Investment Services, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,023,082 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,023,082 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,023,082 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 1.0%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 59001K100	SCHEDULE 13D	Page 14 of 28 Pages

1	NAME OF REPORTING PERSONS Pulteney Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 30,552 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 30,552 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 30,552 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 59001K100	SCHEDULE 13D	Page 15 of 28 Pages

1	NAME OF REPORTING PERSONS Sandell Asset Management Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,010,670 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,010,670 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,010,670 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.1%
14	TYPE OF REPORTING PERSON CO; IA

CUSIP No. 59001K100	SCHEDULE 13D	Page 16 of 28 Pages

1	NAME OF REPORTING PERSONS Thomas E. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Sweden
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,033,752 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,033,752 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,033,752 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 5.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 59001K100	SCHEDULE 13D	Page 17 of 28 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, par value $1.00 per share (the "Common Stock"), Meritor, Inc., an Indiana corporation (the "Issuer"). The Issuer’s principal executive offices are located at 2135 West Maple Road, Troy, Michigan 48084.

Item 2.	IDENTITY AND BACKGROUND

(a) This statement is filed by (i) Castlerigg Master Investments, Ltd., a British Virgin Islands company ("Castlerigg Master Investment"); (ii) Castlerigg International Limited, a British Virgin Islands company ("Castlerigg International"); (iii) Castlerigg International Holdings Limited, a British Virgin Islands company ("Castlerigg Holdings"); (iv) Castlerigg Offshore Holdings, Ltd., a Cayman Islands exempted company ("Castlerigg Offshore Holdings"); (v) Castlerigg Merger Arbitrage and Equity Event Fund, Ltd., a British Virgin Islands company ("CMAEE Fund"); (vi) Castlerigg Merger Arbitrage and Equity Event Intermediate Fund, L.P., a British Virgin Islands limited partnership ("CMAEE Intermediate"); (vii) Castlerigg Merger Arbitrage and Equity Event Master Fund, Ltd., a British Virgin Islands company ("CMAEE Master"); (viii) Castlerigg Global Equity Special Event Fund, Ltd., a British Virgin Islands company ("CGESE Fund"); (ix) Castlerigg Global Equity Special Event Intermediate Fund, L.P., a British Virgin Islands limited partnership ("CGESE Intermediate"); (x) Castlerigg Global Equity Special Event Master Fund, Ltd., a British Virgin Islands company ("CGESE Master"); (xi) Merrill Lynch Investment Solutions SICAV, a société d'investissement à capital variable organized under the laws of the Grand-Duchy of Luxembourg ("MLIS"); (xii) Sandell Investment Services, L.L.C., a Delaware limited liability company ("SIS"); (xiii) Pulteney Street Partners, L.P., a Delaware limited partnership ("Pulteney Partners"); (xiv) Sandell Asset Management Corp., a Cayman Islands exempted company ("SAMC"); and (xv) Thomas E. Sandell, a citizen of Sweden, who serves as Chief Executive Officer of SAMC ("Mr. Sandell" and together with Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate, CGESE Master, MLIS, SIS, Pulteney Partners and SAMC, the "Reporting Persons").

(b) The principal business address of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate and CGESE Master is c/o Maples Corporate Services (BVI) Limited, P.O. Box 173, Kingston Chambers, Road Town, Tortola, British Virgin Islands. The principal business address of Castlerigg Offshore Holdings is c/o Maples Fund Services (Cayman) Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The principal business address of MLIS is c/o State Street Bank Luxembourg S.A., 49 avenue J. F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg. The principal business address of Pulteney Partners is 527 Madison Avenue, 6th Floor, New York, NY 10022. The principal business address of SIS, SAMC and Mr. Sandell is 540 Madison Ave., 36th Floor, New York, New York 10022.

(c) The principal business of SIS and SAMC is to provide investment management services to private individuals and institutions. The principal business of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master,

CUSIP No. 59001K100	SCHEDULE 13D	Page 18 of 28 Pages

CGESE Fund, CGESE Intermediate, CGESE Master, MLIS and Pulteney Partners is to invest in securities. The principal business of Mr. Sandell is to serve as Chief Executive Officer of SAMC and as Managing Member of SIS.

(d) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons nor any of the individuals set forth in Schedule A attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate and CGESE Master is a company formed under the laws of the British Virgin Islands. Each of Castlerigg Offshore Holdings and SAMC is a Cayman Islands exempted company. MLIS is an open-ended investment company, organized as a société d'investissement à capital variable under the laws of the Grand-Duchy of Luxembourg. Pulteney Partners is a Delaware limited partnership. SIS is a limited liability company incorporated in Delaware. Mr. Sandell is a citizen of Sweden.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer, general partner or managing member, as applicable, of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, Castlerigg Offshore Holdings, CMAEE Fund, CMAEE Intermediate, CMAEE Master, CGESE Fund, CGESE Intermediate, CGESE Master, MLIS, SIS, Pulteney Partners and SAMC is set forth in Schedule A attached hereto. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of such entities or individuals owns any shares of Common Stock.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used a total of approximately $55,728,000 in the aggregate to acquire the shares of Common Stock reported in this Schedule 13D.

Funds for the purchase of the Common Stock reported herein as beneficially held by the Reporting Persons were derived from (i) available working capital of Castlerigg Master Investment, for the shares of Common Stock held directly by it, (ii) available working capital of CMAEE Master, for the shares of Common Stock held directly by it, (iii) available working capital of CGESE Master, for the shares of Common Stock held directly by it, (iv) available working capital of MLIS, for the shares of Common Stock held directly by it,

CUSIP No. 59001K100	SCHEDULE 13D	Page 19 of 28 Pages

(v) available working capital of Pulteney Partners, for the shares of Common Stock held directly by it, and (vi) margin borrowings described in the following sentence, for the shares of Common Stock held directly by Castlerigg Master Investment, CMAEE Master, CGESE Master, MLIS and Pulteney Partners.  Such Common Stock is or may be held from time to time by the Reporting Persons in margin accounts established by certain of he Reporting Persons with their respective brokers or banks and a portion of the purchase price for the Common Stock may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Common Stock, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4.	PURPOSE OF TRANSACTION

The shares of Common Stock reported in this Schedule 13D have been purchased and held for investment in the ordinary course of business. The Reporting Persons initially invested in the Issuer because they believed the stock was undervalued and represented a potentially profitable investment opportunity.

As a result of a judge’s denial of Eaton Corp. Plc’s (“Eaton”) motion for a summary judgment in litigation between Eaton and a subsidiary of the Issuer on June 5, 2014, representatives of the Reporting Persons have determined that they intend to engage in discussions with the Issuer's management and board of directors (the "Board"), other shareholders of the Issuer and other relevant parties relating to the Issuer’s capital structure, capital expenditures, timing and magnitude of share repurchases, the valuation of the Issuer and other matters, including the deployment of any capital received in a settlement with or judgment against Eaton. Representatives of the Reporting Persons may also from time to time engage in discussions with the Issuer's management and Board other shareholders of the Issuer and other relevant parties relating to the Issuer's business, operations, strategy, governance, future plans and related matters.

Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)–(j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities. The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) – (b) The aggregate number and percentage of Common Shares to which this Schedule 13D relates is 5,033,752 Common Shares, constituting approximately 5.1% of the Issuer's currently outstanding Common Shares. The percentages of Common Shares reported herein are based upon the 97,844,611 Common Shares outstanding as of March 30, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2014.

CUSIP No. 59001K100	SCHEDULE 13D	Page 20 of 28 Pages

The information required by Items 5(a) – (b) is set forth in rows 7 – 13 of the cover page for each of the Reporting Persons and is incorporated herein by reference.

By virtue of investment management agreements with Castlerigg Master Investment, CMAEE Master, CGESE Master and Pulteney Partners, SAMC has the power to vote or direct the voting, and to dispose or direct the disposition, of all the shares of Common Stock beneficially owned by Castlerigg Master Investment, CMAEE Master, CGESE Master and Pulteney Partners. By virtue of an investment management agreement with MLIS, SIS has the power to vote or direct the voting, and to dispose or direct the disposition, of all of theshares of Common Stock beneficially owned by MLIS. By virtue of his direct and indirect control of SAMC and SIS, Mr. Sandell is deemed to have shared voting power and shared dispositive power with respect to all Common Stock as to which SAMC and SIS have voting power or dispositive power.

(c) Information concerning transactions in the Common Stock effected by the Reporting Persons during the past sixty days is set forth in Schedule B hereto and is incorporated herein by reference. Unless otherwise indicated, all of such transactions were effected in the open market.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Stock.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto. A copy of such agreement is attached as Exhibit 1 and is incorporated by reference herein.

On December 13, 2013, Castlerigg Master Investment sold credit default swaps that reference unsecured bonds of the Issuer (“Credit Default Swaps”) with a notional amount of $5,000,000 to Barclays Bank PLC. On December 16, 2013, Castlerigg Master Investment sold Credit Default Swaps with a notional amount of $5,000,000 to Banc of America Securities LLC. On January 17, 2014, Castlerigg Master Investment sold Credit Default Swaps with a notional amount of $5,000,000 to Citibank, N.A. On January 30, 2014, Castlerigg Master Investment sold Credit Default Swaps with a notional amount of $5,000,000 to Barclays Bank PLC.

Other than the joint filing agreement filed as an exhibit hereto and the Credit Default Swaps described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated June 9, 2014

CUSIP No. 59001K100	SCHEDULE 13D	Page 21 of 28 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: June 9, 2014

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 59001K100	SCHEDULE 13D	Page 22 of 28 Pages

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT INTERMEDIATE FUND, L.P.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell

CASTLERIGG MERGER ARBITRAGE AND EQUITY EVENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 59001K100	SCHEDULE 13D	Page 23 of 28 Pages

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG GLOBAL EQUITY SPECIAL EVENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

MERRILL LYNCH INVESTMENT SOLUTIONS SICAV, an umbrella fund with segregated liability between sub-funds acting for and on behalf of Merrill Lynch Investment Solutions – Castlerigg Equity Event and Arbitrage UCITS Fund

By:	Sandell Investment Services, L.L.C., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

PULTENEY STREET PARTNERS, LP

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CUSIP No. 59001K100	SCHEDULE 13D	Page 24 of 28 Pages

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL INVESTMENT SERVICES, L.L.C.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Managing Member

/s/ Thomas E. Sandell
Thomas E. Sandell

CUSIP No. 59001K100	SCHEDULE 13D	Page 25 of 28 Pages

SCHEDULE A

Directors and Executive Officers of Certain Reporting Persons

CASTLERIGG MASTER INVESTMENT, CASTLERIGG INTERNATIONAL, CASTLERIGG HOLDINGS, CMAEE FUND AND CMAEE MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of Castlerigg Master Investment, Castlerigg International, Castlerigg Holdings, CMAEE Fund and CMAEE Master.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund director	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Hilmi A. Ünver	Director	Belgium	Partner, Notz Stucki Asset Managers	98 rue de Saint-Jean, CP 5240, CH 1211, Geneve 11

CASTLERIGG OFFSHORE HOLDINGS

The following sets forth the name, position, principal occupation, business address and citizenship of each director of Castlerigg Offshore Holdings.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Adam Hoffman	Director	United States	Legal Counsel of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

CMAEE INTERMEDIATE AND CGESE INTERMEDIATE

The following sets forth the name, position, business address and citizenship of the general partner of each of CMAEE Intermediate and CGESE Intermediate. The managing member of Sandell Advisors, L.L.C. is Thomas E. Sandell.

Name	Position	Citizenship	Business Address
Sandell Advisors, L.L.C.	General Partner	Delaware	540 Madison Ave., 36th Floor, New York, New York 10022

CUSIP No. 59001K100	SCHEDULE 13D	Page 26 of 28 Pages

CGESE FUND AND CGESE MASTER

The following sets forth the name, position, principal occupation, business address and citizenship of each director of each of CGESE Fund and CGESE Master.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund Director	540 Madison Ave., 36th Floor, New York, New York 10022
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

MLIS

The following sets forth the name, position, principal occupation, business address and citizenship of each director and dirigeant of MLIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Jean-Claude Wolter	Director	Luxembourg	Honorary Lawyer	11B Boulevard Joseph II, L-1840 Luxembourg
Jocelyn Kiefe	Director	France	Director	Fund Solutions Group, Merrill Capital Markets (France) S.A.S., 112 avenue Kléber, 75116 Paris, France
Paul Guillaume	Director	Luxembourg	Managing Partner	Altra Partners S.A., 370, Route de Longwy, L-1940, Luxembourg
Raymond Blokland	Director	Netherlands	Managing Director	Merrill Lynch International, 33 rue du Puits Romain , L-8070 Bertrange, Luxembourg
Paul Holmes	Director	United Kingdom	Head of Distribution of Fund Solutions Group	Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, UK
Miriam Muller	Director	Ireland	Head of Product Development of Fund Solutions Group	Merrill Lynch International, 2 King Edward Street, London EC1A 1HQ, UK
Bertram Welsch	Dirigeant	Germany	Director	Caso Asset Management S.A., European Bank & Business Centre, 6B, route de Treves, L-2633 Senningerberg, Luxembourg
Thomas Nummer	Dirigeant	Germany	Managing Director	Carne Global Financial Services Luxembourg S.à.r.l, European Bank and Business Centre, 6B route de Trèves – L-2633 Senningerberg, Luxembourg

CUSIP No. 59001K100	SCHEDULE 13D	Page 27 of 28 Pages

PULTENEY PARTNERS

The following sets forth the name, position, citizenship and business address of the general partner of Pulteney Partners. The managing member of Pulteney Street, G.P., LLC is Sean McCooey, a United States citizen.

Name	Position	Citizenship	Business Address
Pulteney Street, G.P., LLC	General Partner	Delaware	527 Madison Avenue, 6th Floor, New York, NY 10022

SIS

The following sets forth the name, position, citizenship, principal occupation and business address of the sole managing member of SIS.

Name	Position	Citizenship	Principal Occupation	Business Address
Thomas E. Sandell	Director	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

SAMC

The following sets forth the name, position, principal occupation, business address and citizenship of each director and executive officer of SAMC.

Name	Position	Citizenship	Principal Occupation	Business Address
Sandell Director Services, LLC	Director	Delaware	Fund Director	540 Madison Ave., 36th Floor, New York, New York 10022
Daniel Mignon	Director	Switzerland	Principal, Alpstar Capital SA	7. Av. De Tournay, 1292 Chambesy
Thomas E. Sandell	Chief Executive Officer	Sweden	Chief Executive Officer of SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Adam Hoffman	Chief Compliance Officer	United States	Legal Counsel at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Alejandro Mazier	Senior Managing Director	United States	Senior Managing Director at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022
Shreyas Gupta	Senior Managing Director	United States	Portfolio Manager at SAMC	540 Madison Ave., 36th Floor, New York, New York 10022

CUSIP No. 59001K100	SCHEDULE 13D	Page 28 of 28 Pages

SCHEDULE B

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK

BY THE REPORTING PERSONS

This Schedule sets forth information with respect to each transaction in shares of Common Stock that were effectuated by the Reporting Persons in the last 60 days. Unless otherwise indicated, all transactions were effectuated in the open market through a broker and all prices include brokerage commissions.

CGESE Master

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/22/14	7,307	$12.10

Castlerigg Master Investment

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/22/14	119,630	$12.10

CMAEE Master

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/22/14	21,550	$12.10

MLIS

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/22/14	38,200	$12.10

Pulteney Partners

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
04/22/14	1,314	$12.10